UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: December 12, 2011	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

12 December 2011

CSR INCREASES FOCUS ON MARKET-LEADING PLATFORMS

Discontinuing investment in digital television SoCs and silicon tuners

CAMBRIDGE, UK, 12 December, 2011 – CSR plc. (LSE: CSR and NASDAQ: CSRE) today announced that it will be discontinuing investment in the areas of digital television systems-on-a-chip (DTV SoC) and silicon tuners, in order to increase its focus on areas of business where it has leadership positions and the ability to deliver differentiated platforms and products.

CSR expects to realise, on an annualized basis, $60m of operating cost reductions as a result of these changes and other efficiency savings, and to incur an incremental $10m of restructuring costs by the end of the second quarter of 2012. The company will continue to support and deliver products to customers in these areas, and will continue to develop connectivity, other home entertainment products and peripherals related to the DTV market. It does not expect a material impact on revenues for 2012 as a result of the actions announced today.

The cost reductions expected as a result of this and other efficiency measures are in addition to previously announced synergy and rightsizing savings of $55m arising from the Zoran transaction, and the expected $15m reduction in cost of goods, which are on track to be achieved by the end of the first quarter 2012. CSR therefore currently expects underlying operating costs, excluding all one-off restructuring charges, to be in the range of $420m to $430m on an annualized basis during the second half of 2012, with full year 2012 underlying operating costs of $430m to $440m.

Joep van Beurden, CEO of CSR said, “We continue to take a disciplined approach to capital allocation and cost control. We have decided to withdraw investment from the DTV SoC and silicon tuner businesses and are focusing our investment where we have a strong position in platforms in the areas of voice & music, automotive infotainment, cameras, document imaging, gaming and Bluetooth low energy.

“We will also continue to invest in a range of products for attractive growth markets including handsets and computer peripherals.

“The actions we have announced today will allow us to increase our focus on the areas of the business that offer the best prospects for delivering sustained and profitable growth.”

The company expects to have around 2,400 personnel worldwide at the end of the second quarter 2012 and had around 3,200 personnel at the end of September 2011.

CSR continues to expect fourth quarter 2011 revenues to be in line with previous guidance, in the range of $230m to $250m.

Enquiries:

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

UK conference call	9.00 am GMT, 12 December 2011
Dial in and replay details	Available on the CSR website http://csr.com/audiocast

About CSR

CSR is a global provider of innovative silicon and software solutions for the location-aware, media-rich, cloud-connected world. Our platforms are optimised for the automotive navigation and infotainment, digital cameras and imaging, connected home infotainment and wireless audio markets. We provide solutions to complex problems in the audio-visual, connectivity and location technology domains across a broad range of markets, with a technology portfolio that includes GPS/GNSS systems, Bluetooth, Wi-Fi, FM, NFC, aptX and CVC audio codecs, JPEG, MPEG, H.264 imaging, IPS printing, microcontrollers, DSPs and broadband receivers. CSR’s technology solutions and market platforms enable its customers to deliver a superior user experience and are adopted by leaders in the auto, computer, home and mobile markets. More information can be found at www.csr.com. Keep up to date with CSR on our blog at csr.com/blog, or follow us on Twitter at twitter.com/CSR_plc

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FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, without limitation, statements regarding the momentum in our business, our strategic focus, savings from operating cost reductions, restructuring costs, workforce reductions, revenues, product investments, costs of goods, underlying operating costs, our intent to continue to support and deliver products to customers in the DTV SoC and silicon tuner areas, and the timing and amount of synergies and rightsizing savings associated with our acquisition of Zoran. Although we attempt to be accurate in making forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. Important factors that could cause actual results to differ materially from the statements herein include the following: general economic risks; specific economic risks in different geographies and among different customer segments; changes in strategy; our ability to accurately estimate the amount and timing of cost reductions and savings that may result from the actions discussed in this press release; technological changes that make our products and services less competitive; the difficulty in predicting sales, even in the short-term; sales cycles; price reductions; dependence on and qualification of foundries to manufacture our products; our ability to integrate Zoran’s businesses into ours in a timely and cost-efficient manner; production capacity; our ability to adequately forecast demand; customer relationships; our ability to compete successfully; our ability to attract and retain key personnel, including engineers and technical personnel; product warranties; our ability to protect our proprietary technology; the impact of legal proceedings; the impact of intellectual property indemnification practices; and the other risk factors set forth from time to time in our filings with the SEC, including specifically and without limitation, our proxy statement filed in connection with our acquisition of Zoran, copies of which are available free of charge at the SEC’s website at www.sec.gov or upon request from our investor relations department. All forward-looking statements herein reflect our opinions only as of the date of this release, and we undertake no obligation, and expressly disclaim any obligation, to update forward-looking statements herein in light of new information or future events.